UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 4, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 November 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 14 November 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

3.             A Stock Exchange Announcement dated 20 November 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.             A Stock Exchange Announcement dated 27 November 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number: 0224G

Vodafone Group Plc

01 November 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 October 2018:

Vodafone’s issued share capital consists of 28,815,252,478 ordinary shares of US$0.20 20/21 of which 2,098,297,326 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,716,955,152. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 3947H

Vodafone Group Plc

14 November 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares

The below individual acquired shares under the Vodafone Global Incentive Plan.

The shares acquired are in connection with the performance share awards granted on 13 November 2015 by the Company referred to in the Company’s 2018 Annual Report as 2016 Global Long-Term Incentive (“GLTI”) awards. The vesting of the award was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.

For further details of the Plan, please see the Company’s 2018 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5641	469,215
		GBP 1.5641	242,382

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 469,215 Ordinary shares

Aggregated price of shares acquired: GBP 733,899.18

Aggregated volume of shares sold: 242,382 Ordinary shares

Aggregated price of shares sold: GBP 379,109.69

e)	Date of the transaction	2018-11-13
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 9343H

Vodafone Group Plc

20 November 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The awards are in connection with the conditional share awards granted on 18 November 2016 by the Company. The vesting of the award was conditional on continued employment with the Vodafone Group.  For further details of the Plan, please see the Company’s 2018 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5589	219,580
		GBP 1.5589	103,468

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 219,580 Ordinary shares

Aggregated price of shares acquired: GBP 342,303.26

Aggregated volume of shares sold: 103,468 Ordinary shares

Aggregated price of shares sold: GBP 161,296.27

e)	Date of the transaction	2018-11-19
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5589	164,685
		GBP 1.5589	77,601

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 164,685 Ordinary shares

Aggregated price of shares acquired: GBP 256,727.45

Aggregated volume of shares sold: 77,601 Ordinary shares

Aggregated price of shares sold: GBP 120,972.20

e)	Date of the transaction	2018-11-19
f)	Place of the transaction	London Stock Exchange (XLON)

Conditional award of shares

Conditional awards of shares were granted to the below participant on 16 November 2018 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Company and will vest on 16 November 2020 and 16 November 2021 respectively.  The awards also attract dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 16 November 2020 and 16 November 2021 respectively.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5540	193,050
		GBP 1.5540	193.050

d)	Aggregated information: volume, Price	Aggregated volumes: 386,100 Ordinary shares Aggregated prices: GBP 599,999.40
e)	Date of the transaction	2018-11-16
f)	Place of the transaction	Outside of trading venue

RNS Number: 6615I

Vodafone Group Plc

27 November 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase and sale of shares

1	Details of the person discharging managerial responsibilities
a)	Name	Maria Amparo Moraleda Martinez
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5450	26,305
		GBP 1.5452	3,695

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 30,000 Ordinary shares Aggregated price of shares acquired: GBP 46,350.74
e)	Date of the transaction	2018-11-23
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.5836	1,570
		GBP 1.5838	12,136
		GBP 1.5840	11,294

d)	Aggregated information: volume, Price	Aggregated volume of shares sold: 25,000 Ordinary shares Aggregated price of shares sold: GBP 39,596.94
e)	Date of the transaction	2018-11-26
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 4, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary